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EXHIBIT (a)(1)

December 23, 2005

To Our Shareholders:

        On behalf of the Board of Directors of Ault Incorporated (the "Company"), I am pleased to inform you that the Company has entered into an Agreement and Plan of Merger dated as of December 16, 2005 (the "Merger Agreement"), with SL Industries, Inc. ("SL") and Lakers Acquisition Corp., its wholly-owned subsidiary ("Purchaser"), pursuant to which Purchaser has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of common stock, including the related preferred stock purchase rights, of the Company (the "Shares") at a price of $2.90 per Share. Under the Merger Agreement, the Offer will be followed by a merger (the "Merger") in which any remaining Shares (other than Shares held by Purchaser and by shareholders who perfect dissenters' rights under Minnesota law) will be converted into the right to receive $2.90 per Share in cash. Consummation of the Offer is subject to certain conditions, as more fully described in the enclosed materials, including at least a majority of the Shares, not including Shares beneficially owned by SL, being validly tendered and not withdrawn prior to the expiration of the Offer. You should also know that in connection with executing the Merger Agreement, officers and directors of the Company and the Company's largest shareholder have agreed to tender their Shares in the Offer.

        Your Board of Directors has unanimously determined that the Offer and the Merger are advisable and fair to and in the best interests of the Company's shareholders, and has approved the Offer and the Merger. The Board of Directors recommends that the shareholders of the Company accept the Offer and tender their shares pursuant to the Offer.

        In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the enclosed Schedule 14D-9, including, among other things, the written opinion of Stephens, Inc., the Company's financial advisor, that, subject to the assumptions, factors and limitations set forth therein, the consideration to be received by holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view. The opinion of Stephens, Inc. is attached to the Schedule 14D-9 as Annex A. The Schedule 14D-9 contains other important information relating to the Offer, and you are encouraged to read the Schedule 14D-9 carefully.

        In addition to the enclosed Schedule 14D-9, also enclosed is Purchaser's Offer to Purchase and related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your shares pursuant to the Offer.

        If you need assistance with the tendering of your Shares, please contact the Information Agent for the Offer, Morrow & Co., Inc., at its address or telephone numbers appearing on the back cover of the Offer to Purchase.

        On behalf of the Board of Directors and management of the Company, we thank you for your support.

Very truly yours,
/s/ FREDERICK M. GREEN
Frederick M. Green Chairman and Chief Executive Officer

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  EXHIBIT (a)(1)